UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2025

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On April 3, 2025, Rail Vision Ltd. (the “Company”) posted to its website an updated corporate presentation. A copy of the corporate presentation is being furnished and incorporated herein as Exhibit 99.1.

The furnishing of the corporate presentation is not an admission as to the materiality of any information therein. The information contained in the corporate presentation is summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the U.S. Securities and Exchange Commission. and other public announcements that the Company has made and may make from time to time by press release or otherwise. All information contained in the corporate presentation is subject to the disclaimer regarding forward-looking statements at the beginning of the presentation.

EXHIBIT INDEX

Exhibit No.
99.1	Rail Vision Ltd., Corporate Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: April 4, 2025	By:	/s/ Ofer Naveh
	Name:	Ofer Naveh
	Title:	Chief Financial Officer